Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

KENNETH B. FORREST

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

PATRICIA A. VLAHAKIS

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

PAMELA S. SEYMON

STEPHANIE J. SELIGMAN

ERIC S. ROBINSON

JOHN F. SAVARESE

SCOTT K. CHARLES

ANDREW C. HOUSTON

PHILIP MINDLIN

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

CRAIG M. WASSERMAN

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

DOUGLAS K. MAYER

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

           TELEPHONE: (212) 403 -1000

            FACSIMILE:  (212) 403 -2000

GEORGE A. KATZ (1965-1989)

JAMES H. FOGELSON (1967-1991)

OF COUNSEL

              WILLIAM T. ALLEN            ROBERT M. MORGENTHAU

              PETER C. CANELLOS        LEONARD M. ROSEN
              DAVID M. EINHORN          MICHAEL W. SCHWARTZ
              THEODORE GEWERTZ        ELLIOTT V. STEIN

              RICHARD D. KATCHER       WARREN R. STERN

              THEODORE A. LEVINE       J. BRYAN WHITWORTH

               ROBERT B. MAZUR           AMY R. WOLF

COUNSEL

              MICHELE J. ALEXANDER    NANCY B. GREENBAUM

              LOUIS J. BARASH            MAURA R. GROSSMAN

              DIANNA CHEN                 IAN L. LEVIN

              ANDREW J.H. CHEUNG      J. AUSTIN LYONS

              PAMELA EHRENKRANZ       AMANDA N. PERSAUD

              ELAINE P. GOLIN             HOLLY M. STRUTT

              PAULA N. GORDON

January 5, 2011

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

DAVID C. BRYAN

STEVEN A. COHEN

GAVIN D. SOLOTAR

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

JAMES COLE, JR.

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JEREMY L. GOLDSTEIN

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

VIA EDGAR, EMAIL AND FEDERAL EXPRESS

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C. 20549-3628

Re:      Airgas, Inc.
Amendments to Schedule 14D-9
Filed December 22, 2010
Amendments to Schedule 14D-9
Filed December 13, 2010
Amendment to Schedule 14D-9
Filed November 2, 2010
File No.:  5-38422

Dear Ms. Duru:

On behalf of our client, Airgas, Inc., a Delaware corporation (the “Company”), set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter, dated December 16, 2010, and the Staff’s follow-up letter, dated January 5, 2011, with respect to the filings referenced above.  For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.  Capitalized terms used herein without definition have the respective meanings assigned to them in Airgas’ Schedule 14D-9, as amended (the “Schedule 14D-9”).

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
January 5, 2011

1.                  Reference is made to the authorized statement dated December 10, 2010 of directors Lumpkins, Clancey and Miller denying charges of division on the Board.  Based on the contents of letters dated December 7 and December 10, 2010 that were exchanged between these directors and the Chairman of the Airgas Board, it appears that further clarification of the directors’ December 10th statement is warranted.  Please amend the “Background of the Offer” discussion in the Schedule 14D-9 and provide material information to shareholders about any meetings, discussions and material developments regarding the offer that occurred from November 1, 2010 to the present.  Specifically, please file revised disclosure that addresses each of what appears to be divisive issues outlined in the letters and address the allegation in the December 7, 2010 letter that the three members’ viewpoints on the appropriate price per share were not represented in the appropriate context in the November 2, 2010 letter that had been sent to Air Products.  We may have further comment.

Response:  In response to the Staff’s comment, the Company respectfully draws the Staff’s attention to the statement set forth in Amendment No. 66 to the Company’s Schedule 14D-9, filed with the SEC on December 22, 2010, shortly after receipt of the above-referenced comment and following the meeting of the Company’s Board of Directors in response to the revised Air Products’ $70 per share Offer.

In that Amendment, the Company’s Board unanimously stated as follows (emphasis added):

After careful consideration at a meeting on December 21, 2010, including review of the terms and conditions of the Third Revised Offer in consultation with Airgas' financial and legal advisors, the Airgas Board determined by the unanimous vote of the directors that the Third Revised Offer is not in the best interests of Airgas' stockholders. … In making our determination, the Board considered the factors listed below, including improvements in the Company's business, in the market performance of the Company's business sector and in the operating and economic environment, and the written opinions of Bank of America Merrill Lynch, Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co., as of December 21, 2010, regarding the inadequacy, from a financial point of view, of the price offered by Air Products. Accordingly, the Board unanimously concluded that the Third Revised Offer is clearly inadequate and that the value of Airgas in a sale, at this time, is at least $78 per share, in light of the Board's view of relevant valuation metrics. …”

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
January 5, 2011

The Company believes that this disclosure, made after the date of the Staff’s comment, is unambiguously unanimous and clearly articulates the position of the entire Company Board as to the directors’ belief that the value of the Company in a sale is at least $78 in light of the Board’s view of valuation metrics.

The Company believes that this statement in the Amendment eliminates possible confusion, if any, regarding the position of the Board (including Messrs. Lumpkins, Clancey and Miller) at the current time and that no additional disclosure is required.

2.                  We refer to your response letter to staff comments conveyed to you on September 14, 2010.  In your response, you note that despite immense pressure from arbitrageurs, the Company and its representatives did not make more specific commitments or disclose more specific terms regarding share repurchases and other possible transactions prior to the annual meeting than what had already been publicly disclosed in its filings.  The staff has received excerpts of the October 6, 2010 trial transcript of direct testimony of Mr. McCausland.  The testimony references Mr. McCausland’s and other directors’ discussions with arbitrageurs regarding a possible $70 per share starting point for negotiations with Air Products.  With a view toward providing revised disclosure of the “Background of the Offer” discussion, please reconcile your response dated November 14, 2010 with the testimony provided by Mr. McCausland on October 6, 2010.  Also, please supplementally advise us of whether Airgas or its representatives have had any discussions with shareholders in recent weeks in which specific terms as to the value of Airgas on a per share basis have been discussed.  We may have further comment.

Response:  With respect to the Company’s response to the September 14 Comment of the Staff referenced in the Comment above, the Company respectfully advises the Staff that such response related to recapitalizations, share repurchases, debt refinancings and similar matters.

At that time, in an effort to pressure the Company’s shareholders to vote as requested by Air Products at then upcoming Annual Meeting of Stockholders, Air Products stated that it would terminate the Offer if the Company’s stockholders failed to approve all of Air Products’ proposals and elect all of its nominees at the 2010 Annual Meeting of Stockholders.

In response to Air Products’ threat, the Company had publicly stated that if Air Products carried out its threat to terminate its efforts to acquire the Company, “Airgas intended, through repurchases or other transactions, to assist its stockholders who desire to sell their shares in the near term.” (emphasis added).

The Company’s earlier response to the September 14 Comment addressed these matters.  In its prior response to the Staff, the Company accurately confirmed that it did not provide any more specific commitments or terms in conversations with the Company’s shareholders regarding these matters.

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
January 5, 2011

The Company believes that the trial testimony that the Staff cites relates to a different issue – whether and under what conditions the Company would be willing to negotiate with Air Products with respect to a possible merger transaction.  As an initial matter, the Company notes that for many months, the Company has been clear in its public statements that it would engage in negotiations with Air Products if it believed an appropriate price would be obtained.  This position was communicated to the Company’s shareholders during meetings between representatives of the Company and its shareholders.

Nothing changed over the days preceding the Annual Meeting when representatives of the Company (including Mr. McCausland and certain other directors) met with arbitrageurs as referenced in the Staff’s comment.

At the time referenced in the Comment, there was no set price or conditions determined by the Board as the entry point for negotiations and the referenced trial testimony clearly reflects this fact.  Indeed, in various places in his trial testimony, Mr. McCausland specifically states that the statements he made were his own views and that the specific price point referenced in the Comment above was not an official view of the Board of Directors.  He also made clear that $70 was not a magic number in the sense that it was a price he would personally recommend accepting nor even a magic number at which he personally would recommend starting negotiations.  In his testimony, Mr. McCausland made it clear that, in his view, before negotiations could start, Air Products would also need to indicate its willingness to go higher.  What this shows is that the parties were far apart on value – as reflected by the Company’s public statements at the time that the $65.50 per share price was a grossly inadequate valuation and by numerous other statements of the Company and Air Products at the time.

Although Mr. McCausland does testify that the Board was aware that he was meeting with shareholders and communicating a message to them, the only message intended to be referenced in that portion of the testimony was that the Company would be prepared to negotiate if it believed negotiations would result in a transaction at an appropriate price – a statement Airgas had made publicly numerous times.

In any event, the discussions referred to in the Staff’s comment among shareholders of the Company and directors or other representatives of the Company that occurred on Friday, September 10, and the resulting communications the following weekend among representatives of the Company and Air Products were the subject of extensive disclosure by each of the Company and Air Products on the morning of Monday, September 13, 2010.

Although each of Air Products and the Company had different views of certain aspects of these discussions as reflected in the excerpts attached to this response, the Company respectfully submits that these disclosures, which reflected the positions of each of the Company and Air Products, were adequate to describe the status of events as of that date.

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
January 5, 2011

In particular, the Company respectfully notes that each of the Company’s disclosure and the Air Products disclosure clearly indicates that the Company was willing to negotiate a deal with Air Products and that the Company Board was willing to engage in negotiations with Air Products if it believed the negotiations would result in an appropriate value for the Company’s shareholders.  The Company believes that both sets of disclosures reflect that the Company would not be prepared to start those negotiations at the $65.50 per share offer price which its Board had determined was grossly inadequate.

The Company’s disclosure on September 13, 2010, clearly sets forth what was the position of the Company Board at the time when it states:

At the conclusion of the call, Airgas’ financial advisors made it clear that Airgas and its legal and financial advisors stood ready to respond to any revised proposal and indicated that at the right level they would be prepared to sit down and negotiate.

The disclosure sets forth the circumstances under which the Company would have been prepared to start negotiations.  The Company cannot speculate about what might have happened at the time if Air Products had raised its price to any particular level.  The Company would have been required to convene a Board Meeting to evaluate any revised offer, including whether or not to commence negotiations based on any revised offer.

The Company also cannot speculate on the outcome of those hypothetical deliberations.  In any case, at that time, Air Products did not raise its price and the discussions among the representatives of the Company and Air Products did not result in any transaction.  As a result, any hypothetical speculation regarding the conditions that would start negotiations before the September Annual Meeting was moot.

With respect to the third prong of the Staff’s comment, as the Staff is aware, the Company has filed copies of letters to Air Products regarding the position of its directors as to value, had one meeting described in an Amendment to the Schedule 14D-9 with representatives of Air Products, and has filed a slide deck dated November 26, 2010 that provides the Company’s perspective on value.  Except for the foregoing, the Company has authorized us to confirm that, other than conversations consistent with the above-referenced materials, it is not aware of any discussions with the Company’s shareholders involving its officers or directors or other representatives of the Company regarding the specific terms as to the value of the Company on a per share basis.

*              *              *

            For the information of the Staff, although the Air Products tender offer is currently scheduled to expire on January 14, 2011, in order to continue to pursue the pending litigation in Delaware, we believe that Air Products will be required to further extend its tender offer, although no public disclosure has been made in this regard by Air Products.

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
January 5, 2011

Should the Staff have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1309.

                                                                                    Very truly yours,

                                                                        /s/ David A. Katz___

                                                                        David A. Katz

Cc:       Daniel A. Neff, Esq.
            Wachtell, Lipton, Rosen & Katz

            Robert H. Young, Jr.
            Airgas, Inc.

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
January 5, 2011

EXCERPTS FROM THE COMPANY’S AND AIR PRODUCTS SEPTEMBER 13, 2010 TENDER OFFER FILINGS

The Air Products disclosure stated in relevant part (emphasis added):

Based on suggestions received by Air Products from certain shareholders of Airgas, on September 10, 2010, representatives of JPMorgan and Perella Weinberg Partners, Air Products’ financial advisors, placed a call to representatives of Goldman Sachs and Bank of America Merrill Lynch, Airgas’s financial advisors.  On the call, Air Products’ financial advisors stated the following:

   ● Air Products had been advised by certain Airgas shareholders who met in person that day with Peter McCausland and some of the Airgas directors that Airgas indicated a willingness to negotiate a deal with Air Products and had some potential movement with respect to Airgas’s views on value.

   ● Air Products had flexibility to increase its offer price, but did not see the benefit of doing so without constructive engagement from Airgas’s management and board.

   ● Air Products was prepared, prior to the September 15, 2010 annual meeting, to negotiate a merger agreement with Airgas that would include a customary “go shop” provision.  Air Products was further willing to find a way to reach a deal with Airgas on the weekend of September 11-12, 2010.

   ● Air Products has been clear that it will respect the will of the shareholders and will terminate and abandon its offer for Airgas if Airgas’s shareholders do not vote for Air Products’ nominees and approve all of Air Products’ by-law proposals at the upcoming annual meeting.

Air Products’ financial advisors further stated on the call that these Airgas shareholders had indicated that the Airgas directors present at the meetings had different views than Mr. McCausland as to value and as to an appropriate value at which to begin negotiations.

Airgas’s financial advisors stated that Airgas had been clear that they would begin discussions at an appropriate price and that the current price of $65.50 was nowhere near an appropriate price at which to begin discussions.  The Airgas advisors further commented that they would not confirm what was reported in the numerous conversations Air Products had with certain shareholders of Airgas on Friday.  The Airgas advisors did not comment on whether there was a difference of opinion between the Airgas board and Mr. McCausland on the level at which Airgas would begin negotiations.  The Airgas advisors closed the conversation by saying they would communicate whatever Air Products had to say to the Airgas board.  Citing the disclosure obligations arising under the federal tender offer rules, the Airgas advisors declined to discuss value or to specify a value at which Airgas would begin discussions.

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
January 5, 2011

On the afternoon of Sunday, September 12, 2010, a representative of Goldman Sachs, Airgas’s financial advisor, called a representative of Perella Weinberg Partners, Air Products’ financial advisor.  In this call, Airgas’s financial advisor confirmed that Airgas had conducted conversations with certain shareholders of Airgas on the previous Friday and the substance of the conversations that had been reported to Air Products, except that Airgas’s financial advisor stated that the Airgas board and Mr. McCausland were unified in their views.  Airgas’s financial advisor further stated that Airgas had not changed its substantive position since the advisors’ call on Friday and that Airgas was not willing to meet at this time based on the current offer price of $65.50 per share.

The Company’s disclosure stated in relevant part (emphasis added):

This past weekend, representatives of Airgas’ financial advisors had two brief discussions with representatives of Air Products’ financial advisors.  Airgas notes that, yet again, rather than offering a meaningful basis for discussion or negotiation Air Products has resorted to tactics by making disclosure that Airgas believes is not representative of the brief discussions that occurred.  At no point during either of the weekend conversations did any of the Air Products representatives propose any revised offer price or request a meeting nor in Airgas' view did Air Products otherwise seek to enter into bona fide good faith negotiations.  Rather, the conversations seemed designed to placate Airgas stockholders who wished Air Products to increase its tender offer price without actually doing so.

A summary of the brief discussions that occurred this weekend is below.

Representatives of JPMorgan and Perella Weinberg Partners, Air Products’ financial advisors, placed a call on Friday evening, September 10, 2010, to representatives of Goldman Sachs and Bank of America Merrill Lynch, Airgas’ financial advisors.  Airgas’ financial advisors returned the call.

During the call, Air Products’ financial advisors stated:

• Air Products will terminate and abandon its offer for Airgas if Airgas’ stockholders do not vote for Air Products’ nominees and approve all of Air Products’ by-law proposals at the upcoming annual meeting.

• Air Products had been advised by certain stockholders that Airgas indicated a willingness to begin to negotiate a deal with Air Products under certain circumstances.

• Air Products cited statements by stockholders that purported that certain Airgas directors had different views of value than Mr. McCausland.

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
January 5, 2011

• Air Products did not see the benefit of increasing its offer price unless Airgas specified a price.

• Air Products was prepared, under appropriate circumstances, to enter into a merger agreement with Airgas that would include what they described as “a customary go shop” provision.

In response, the representatives of Airgas’ financial advisors advised the Air Products’ representatives that, as Airgas had repeatedly said on numerous occasions, the Airgas Board is willing to engage in negotiations with Air Products if it believed the negotiations would result in an appropriate value for Airgas stockholders.  The Airgas representatives specifically stated that if Air Products had any proposal to make, they should make it and that Airgas would consider any revised price.  The Airgas representatives advised Air Products' representatives that Airgas would not commence negotiations based on a $65.50 offer price.  Airgas believes that a merger agreement with a “go shop” provision is unlikely to result in the best value for Airgas stockholders because a go shop provision is not a substitute for value.  At the conclusion of the call, Airgas’ financial advisors made it clear that Airgas and its legal and financial advisors stood ready to respond to any revised proposal and indicated that at the right level they would be prepared to sit down and negotiate.  On this call, no such proposal was made by Air Products, no meeting of the principals was requested by Air Products and no request was made by Air Products for a further discussion with Airgas representatives or a response from Airgas over the weekend.

On the afternoon of Sunday, September 12, 2010, a representative of Goldman Sachs, Airgas’s financial advisor, called a representative of Perella Weinberg Partners, Air Products’ financial advisor, to reiterate that as Airgas has frequently stated the Airgas Board is willing to engage in negotiations that it believed would result in an appropriate value for Airgas stockholders. He stated that, although Airgas did not believe it was appropriate for Airgas to announce a public price for itself, that Airgas continued to be prepared to evaluate any price that Air Products might propose and that Airgas would be prepared to sit down to begin negotiations at a price which, with an open-minded attitude on Air Products’ part and further negotiation, would result in an appropriate value for Airgas stockholders.  The Airgas representative reiterated to the Air Products' representative that Airgas would not commence negotiations based on a $65.50 offer price.

Airgas specifically disputes the statement in the Air Products filing that “Airgas’s financial advisor confirmed ….. the substance of the conversations [with stockholders on Friday] that had been reported to Air Products…”  In both the Friday and the Sunday discussions, the Airgas financial advisor specifically declined to comment on or speculate about Air Products’ advisors’ characterizations of conversations with Airgas stockholders.  In addition, Airgas notes, when the participants were discussing the unified views of the Airgas Board, the Perella Weinberg Partners representative suggested that perhaps the statement that there was disagreement among the directors was just the talk of self-interested stockholders.

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
January 5, 2011

As a result of the brief discussions between financial advisors over the weekend and Air Products’ characterization of these discussions, Airgas believes that Air Products’ representatives were not seeking good faith negotiations.